October 21, 2025

Sonny Oh

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”) Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-271700 and 811-23872

Dear Mr. Oh:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long MP Daily ETF, Leverage Shares 2X Long LULU Daily ETF, Leverage Shares 2X Long CRSP Daily ETF, Leverage Shares 2X Long TER Daily ETF, Leverage Shares 2X Long BMNR Daily ETF, Leverage Shares 2X Long NBIS Daily ETF, and Leverage Shares 2X Long ISRG Daily ETF (each a “Fund” and collectively, the “Funds”). For your convenience, your comment is summarized below with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: With respect to any comment made on one location in the registration statement, please make corresponding changes to similar disclosures elsewhere in the registration statement.

Response: The Registrant acknowledges this comment.

2.	Comment: With respect to the MP 2X Long Daily ETF, on page 5, in the first paragraph beneath the chart, second sentence, please include “annualized historical” before the word performance.

Response: The Registrant has made this change.

3.	Comment: On page 8, under Concentration Risk, the disclosure notes that as of the date of the prospectus, MP is assigned to the metals and mining industry. Please disclose how the industry is determined.

Response: The Registrant has added the following disclosure to the Statement of Additional Information as the last paragraph on page 12.

For purposes of applying the limitation set forth in the concentration policy (Investment Limitation 1), the Fund relies on the Global Industry Classification Standard (GICS) published by S&P in determining industry classification. The Fund’s reliance on this classification system is not a fundamental policy of the Fund and, therefore, can be changed without shareholder approval.

KAREN A. ASPINALL  ●  PARTNER

11300 Tomahawk Creek Pkwy, Suite 310  ●  Leawood, KS 66211  ●  p: 949.629.3928

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  Practus.com

4.	Comment: Under the Principal Risks of Investing in the Fund section, under ETF Risks the Staff notes that previous filings include a cash redemption risk. Please supplementally explain why this risk was not included.

Response: The Registrant notes that the risk disclosure includes a separate risk entitled Cash Transaction Risk. The Registrant has amended Cash Transaction Risk as follows and with such amendments, believes that adding Cash Redemption Risk would be duplicative.

~~At certain times, the~~ The Fund ~~may~~ will generally effect creations and redemptions for cash rather than for in-kind securities. As a result, the Fund may not be tax efficient and ~~may~~ will incur brokerage and financing costs related to buying and selling securities or obtaining derivative exposure to achieve its investment objective thus incurring additional expenses than if it had effected creations and redemptions in kind. To the extent that such costs are not offset by transaction fees paid by an authorized participant, the Fund ~~may~~ will bear such costs, which will decrease the Fund’s net asset value.

5.	Comment: On page 12, under the section Management – Portfolio Managers, please add the date from which the portfolio managers will manage the Fund.

Response: The Registrant expects to launch three of the Funds in October of 2025. The Registrant does not have current plans to launch the remaining Funds. Therefore, the Registrant has amended the disclosure for the three Funds that will launch as follows:

… are jointly and primarily responsible for the day-to-day management of the Fund and each has served as portfolio manager since the Fund’s inception in October 2025.

6.	Comment: With respect to the 2x BMNR Daily ETF, in the opening paragraph, second sentence, please add “publicly traded common stock” before Bitmine Immersion Technologies, Inc.

Response: The Registrant has made this change.

7.	Comment: With respect to the 2x NBIS Daily ETF, in the opening paragraph, please include “publicly traded” before American Depositary Receipt in the second sentence. In the investment objective, please be more descriptive of the type of security.

Response: The Registrant has added the disclosure in the opening paragraph as requested. The Registrant has also amended the first sentence of the Investment Objective as follows:

The Fund is an exchange traded fund (“ETF”) that seeks daily levered investment results, before fees and expenses, of two times (200%) of the daily percentage change in the price of the ADR of NBIS.

8.	Comment: With respect to Table 2 on page 91, please supplementally explain how these figures will be derived. For example, NBIS halted trading in 2002 and later resumed in October 2024.

Response: The Registrant has added a footnote to the table as follows: “Commenced public trading on October 21, 2024. NBIS was formerly Yandex N.V., which was delisted from NASDAQ after Russia's invasion of Ukraine. After divesting its Russian assets, the company officially changed its name to Nebius Group N.V. in August 2024 and relisted on the NASDAQ in October 2024 under the ticker NBIS.”

9.	Comment: Under “Additional Information about the Principal Risks of Investing in the Funds, please either remove the reference to BMNR under Artificial Intelligence Risk or add Artificial Intelligence Risk to the Summary Prospectus for BMNR.

Response: The Registrant has removed BMNR from artificial intelligence risk in Item 9.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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